Giovanni Caruso Partner
345 Park Avenue	Direct	212.407.4866
New York, NY 10154	Main	212.407.4000
	Fax	212.937.3943
	gcaruso@loeb.com

Via Edgar

March 9, 2021

Division of Corporation Finance
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Loan Lauren Nguyen

Timothy S. Levenberg

Re:	Aldel Financial Inc.

Registration Statement on Form S-1

Filed February 16, 2021

File No. 333-253166

Dear Ms. Nguyen:

On behalf of our client, Aldel Financial Inc. (the “Company”), we hereby provide a response to the comments issued in a letter dated March 8, 2021 (the “Staff’s Letter”) regarding the Company’s Amendments No.1,2 and 3 to Registration Statement on Form S-1 filed on February 26, March 3 and March 5, 2021 (the “Registration Statement”). Contemporaneously, we are filing our fourth amendment to the Registration Statement (the “Amended Registration Statement”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amended Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com

A limited liability partnership including professional corporations

Giovanni Caruso March 9, 2021 Page 2

Amendment No. 3 to Registration Statement on Form S-1 filed March 5, 2021

Forward Purchase Arrangement, page 105

1.       You disclose here and elsewhere that "Subject to the conditions in the forward purchase agreement, the purchase of the forward purchase shares will be a binding obligation of Aldel Capital LLC...."  However, we note from the revisions to Section 1.01 in the version of the FPA which you filed as exhibit 10.9 on February 26th that Aldel Capital LLC (or its affiliates) may "at its discretion" choose to purchase no forward purchase shares and instead solely to invest cash in the target company prior to the closing of the business combination.  Therefore, please revise references to the "binding obligation" to purchase such shares such that they more precisely reflect the nature of the agreement..

Response: The disclosure in the Amended Registration Statement has been revised in accordance with the Staff’s comments.

Please call me at 212-407-4866 if you would like additional information with respect to any of the foregoing.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner